March 30, 2012

Mr. Christian Windsor

Special Counsel

Mail Stop 4720

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	United Community Bancorp

Amendment No. 2 to Registration Statement on Form S-1

Filed on June 3, 2011

File No. 333-172827

United Community Bancorp

Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2011

Filed on September 28, 2011

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2011

Filed on November 14, 2011

File No. 000-51800

Dear Mr. Windsor:

On behalf of United Community Bancorp (the “Company”), the parent company of United Community Bank (the “Bank”), enclosed for filing please find the Company’s response to the Staff’s comment letter dated February 1, 2012 and to the additional information requested by the Staff in our communications with the Staff since that date.

To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Amendment No. 2 to Form S-1 and Form 10-K for the Fiscal Year Ended June 30, 2011

General

Comment No. 1

We note your response to prior comment 1. Please address any significant changes to the plan of distribution as early as possible to permit sufficient time for staff comment.

Response to Comment No. 1

In response to this comment and to prior Comment 1, changes to the plan of distribution are reflected in Exhibit A to this letter, which reflects changes to be made to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1, filed on June 3, 2011 (“Pre-Effective Amendment No. 2”). These changes will be included in the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1, which will be filed at a later date. The revisions reflected in Exhibit A are marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate the changes made to Pre-Effective Amendment No. 2.

Provision for Loan Losses, page 66

Comment No. 2

We note the additional supplemental information provided in the Company’s response filed December 9, 2011. Based on this information and on information provided in prior responses dated September 14, 2011 and November 17, 2011, we note the following as it relates to each of the lending relationships under comment:

  In regards to the loan relationships discussed, based on the information provided, it appears the loan(s) should have been evaluated for impairment in the period ended June 30, 2010 and in subsequent reporting periods consistent with the guidance in ASC 310-10-35-16. Explain how you determined it was probable that you would collect all amounts due under the contractual terms of the loan(s) in the reporting period ended June 30, 2010 and each reporting period thereafter, otherwise provide us with an impairment analysis.

  Based on the information provided it is not clear how your accounting treatment is consistent with the guidance in ASC 310-40-35 in your determination of and subsequent accounting for troubled debt restructurings (TDRs). The information provided for loan relationships B and C, for example, indicate that the restructure loan(s) should have been accounted for as TDRs prior to the indicated timeframes. Explain why you have not classified the aforementioned loan(s) as TDRs or provide us with your revised analysis.

  Based on the information provided related to your Note A/B format loans, it is not clear how your accounting treatment is consistent with the guidance in ASC 310-10-35 and ASC 310-40-35-10 for the periods ended June 30, 2010 and the subsequent reporting periods. We note loan relationships A, B, C, E and F, for example, were not classified as impaired upon restructuring. Please explain how your accounting treatment is consistent with the aforementioned guidance or provide us with your revised analysis where the loan(s) are classified as impaired.

  In accordance with ASC 310-10-35-29, the measurement method selected for an individually identified impaired loan shall be applied consistently unless there is a change in circumstance. Based on the information provided, specifically in regard to borrower relationships C1, E1 and F1, these loans should have been measured using the present value of expected future cash flows as opposed to being considered collateral dependent prior to the entering into of the Note A/B formats in the quarter ended March 31, 2011. Please explain how your accounting treatment is consistent with the aforementioned guidance or provide us with your revised analysis using a consistent methodology for each of the periods presented.

  Tell us what accounting literature you were following when accreting interest income allowances into income over the loan restructuring periods. In addition, tell us how previous interest income accreted was accounted for when you entered into the Note A/B formats.

Response to Comment No. 2

We have carefully reviewed bullets one through four of this Comment. Consistent with our preliminary discussions with the Staff regarding this comment, and after consultation with our registered independent accounting firm, we have re-evaluated the impairment of the loans included in Loan Relationships A through F, and we have determined that a restatement of our June 30, 2011 and 2010 audited consolidated financial statements is necessary. Specifically as of June 30, 2010, we will increase the loan loss provision and allowance relative to certain troubled loan relationships in a manner and amount consistent with our discussions with the Staff. The recording of these loan loss provisions in the earlier fiscal 2010 period will require a reduction in the amount of the loan loss provision related to such loans in the audited consolidated financial statements for the fiscal year ended June 30, 2011, the quarterly periods ended September 30, 2010, December 31, 2010 and March 31, 2011, and the unaudited consolidated financial statements for the six months ended December 31, 2011. As a result of this determination, the Company will restate its consolidated financial statements for the foregoing dates and periods, which restatements will be reflected in the restated financial statements to be contained in an amended Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K/A”) and in an amended Form 10-Q for the quarter ended December 31, 2011 (the “Form 10-Q/A”), as applicable. The adjustments to our 2011 and 2010 audited consolidated financial statements will include revisions to the related notes for the required changes in quarterly operating results and the amounts of troubled debt restructurings and impaired loans. Exhibit B, which is provided under cover of separate correspondence requesting confidential treatment, sets forth our analysis and accounting for all troubled debt restructurings and impaired loans for the period March 31, 2010 through September 30, 2011, and for the periods ending June 30, 2011 and December 31, 2011.

We have reviewed the $155,000 impairment recorded on Loan A-2 during the period ended September 30, 2011 and determined that it was appropriately recorded in that period. At the time the June 30, 2011 financial statements were prepared, there was not sufficient information available to management for it to determine that a material loss was probable with respect to this loan under ASC 310-10-35, primarily because repairs being made at that time to the collateral property were reasonably expected to be minor in nature and the tenants displaced for only a few weeks.

As to bullet point five under Comment 2, the accounting literature related to discount accretion of interest income is found in ASC 310-10-35-38 and ASC 310-10-45-5. As payments are received, the present value of the cash flow stream increases which causes a resulting decrease in the amount of interest income allowance required. ASC 310-10-35-38 provides, in pertinent part:

35-38 When an asset is carried on a discounted basis, the present value of expected future cash flows will increase from one reporting period to the next as a result of the passage of time. The present value also may change from changes in estimates of the timing or amount of expected future cash flows. Similarly, the observable market price of an impaired loan or the fair value of the collateral of an impaired collateral-dependent loan may change from one reporting period to the next. Because the net carrying amount of an impaired loan shall be the present value of expected future cash flows (or the observable market price or the fair value of the collateral) not only at the date at which impairment initially is recognized but also at each subsequent reporting period, recognition of changes in that measure is required. However, the net carrying amount of the loan shall never exceed the recorded investment in the loan.

ASC 310-10-45-5 provides, in pertinent part:

45-5  The change in present value from one reporting period to the next may result not only from the passage of time but also from changes in estimates of the timing or amount of expected future cash flows. A creditor that measures impairment based on the present value of expected future cash flows is permitted to report the entire change in present value as bad-debt expense. Alternatively, a creditor may report the change in present value attributable to the passage of time as interest income.

Accordingly, there was no required adjustment in the financial statement adjustment for accrued interest income upon restructuring these loans under the Note A/B formats.

Comment No. 3

In your response, please also provide a comprehensive discussion of how the above bullet points would have impacted (both qualitatively and quantitatively) other loans within your portfolio.

Response to Comment No. 3

We have performed a thorough investigation of all of our major loan relationships. Based on this review, we believe that there were no other loans in the Company’s loan portfolio at June 30, 2010, nor any quarterly period thereafter, which reflected any of the issues discussed in Comment 2 above.

Form 10-Q filed for the Quarterly Period Ended September 30, 2011

Notes to Unaudited Consolidated Financial Statements

Note 8. Troubled Debt Restructurings, page 7

Comment No. 4

Please revise to provide the disclosures required by ASC 310-10-50-34 as it relates to your TDRs.

Response to Comment No. 4

The disclosure required by ASC 310-10-50-34 is included in narrative form on page 8 of the Company’s Form 10-Q for the period ended September 30, 2011.

Comment No. 5

We note a decrease in the number of loans classified as TDRs during the quarter ended September 30, 2011. Tell us the reasons for the decrease and whether any of these loans have been removed from the TDR classification. In addition, please provide us with, and revise to present in your future filings, a rollforward of your TDR activity for all periods presented.

Response to Comment No. 5

TDRs are no longer classified as TDRs provided that, the modified interest rate of the TDR at the time of restructuring is a market interest rate, and that the TDR is performed in accordance with its restructuring terms for at least twelve consecutive months and is not otherwise impaired. TDRs that have been performing in accordance with their restructured terms for at least six consecutive months are classified as accruing TDRs; TDRs that have not been performing in accordance with their restructured terms are classified as nonaccrual TDRs. The Form 10-K/A and Form 10-Q/A referenced in response to Comment No. 2 will include a roll forward of TDR activity.

* * * *

We appreciate the opportunity you have provided to discuss your comments and questions and we are available to discuss these responses further if necessary. Any questions regarding the foregoing can be addressed to the undersigned at (812) 537-4822, ext. 101.

Very truly yours,

UNITED COMMUNITY BANCORP

/s/ William F. Ritzmann

William F. Ritzmann,

President and Chief Executive Officer

cc:	David Lin, U.S. Securities and Exchange Commission (Mail Stop 4720)
Edward G. Olifer, Kilpatrick Townsend & Stockton LLP
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP
Erich M. Hellmold, Kilpatrick Townsend & Stockton LLP

EXHIBIT A

If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest.

The opportunity to subscribe for shares of common stock in the community offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Syndicated Community Offering

~~The plan of conversion provides that~~ Our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription ~~offering~~ and community ~~offering may be offered for sale to the general public~~offerings in a syndicated community offering~~.~~, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a widespread distribution of our shares of common stock. If a syndicated community offering is held, Sandler O’Neill & Partners, L.P. ~~is acting~~will serve as sole ~~bookrunning manager for the syndicated community offering.~~manager and will assist us in selling our common stock on a best efforts basis. In such capacity, Sandler O’Neill & Partners, L.P. may form a syndicate of other ~~brokers~~broker-dealers who are ~~FINRA~~Financial Industry Regulatory Authority member firms. Neither Sandler O’Neill & Partners, L.P.~~,~~ nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering~~; however, Sandler O’Neill & Partners, L.P. has agreed to use its best efforts in the sale of shares in any syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Federal Reserve Board.~~ .

~~The opportunity to subscribe for shares of common stock in the syndicated community offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.~~

~~Common stock sold in the syndicated community offering will be sold at the $8.00 per share purchase price. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” purchasers in the syndicated community offering are eligible to purchase up to $___ of common stock (which equals ___ shares). We may begin the syndicated community offering at any time following the commencement of the subscription offering.~~

In the syndicated community offering, any person may purchase up to $________ (________ shares) of common stock, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” We retain the right to accept or reject in whole or in part any orders in the syndicated community offering. Unless the Board of Governors of the Federal Reserve System permits otherwise, accepted orders for our common stock in the syndicated community offering will first be filled up to a maximum of 2% of the shares sold in the offering on a basis that will promote a widespread distribution of our common stock. Thereafter, any remaining shares will be allocated on an equal number of shares per order basis until all shares have been allocated or orders have been filled, as the case may be. Unless the syndicated community offering begins during the subscription offering or the community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.

Normal customer ticketing will be used for orders through Sandler O’Neill & Partners, L.P. or other participating broker-dealers. Alternatively, order forms may be used to purchase shares of common stock in the syndicated offering. Investors in the syndicated offering electing to use stock order forms would follow the same procedures applicable to purchasing shares in the subscription and community offerings. See “—Procedure for Purchasing Shares”.

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The syndicated community offering will be conducted in accordance with ~~Rules 15c2-4 and 10b-9 promulgated under the~~certain Securities and Exchange ~~Act of 1934, as amended. In compliance with those~~Commission rules applicable to best efforts offerings. Under these rules, Sandler O’Neill & Partners, L.P. and the other broker-dealers participating in the syndicated community offering generally will accept payment for shares of common stock to be purchased in the syndicated community offering ~~on the settlement date~~through a “sweep” arrangement or on a delivery versus payment basis through the ~~services~~facilities of the Depository Trust Company ~~on a delivery versus payment basis. Neither Sandler O’Neill & Partners, L.P. nor the other participating brokers will hold funds for shares purchased~~. Under a “sweep” arrangement, a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the purchase price for the shares of common stock that such customer intends to purchase in the syndicated community offering~~. Normal customer ticketing will be used for order placement. In the syndicated community offering, if participants therein do not have an account with the participating broker, order forms will be used and the funds transmitted to and held in~~ on the closing date. Such customers must authorize participating broker-dealers to debit their brokerage accounts and must have the funds for full payment in their accounts on, but not before, the closing date. Funds received through a sweep arrangement or delivery versus payment will be promptly transmitted to a segregated account at United Community Bank. The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among United Community Bancorp, United Community ~~MHC and~~Bancorp, Inc., United Community Bank ~~on~~and United Community MHC on the one hand and Sandler O’Neill & Partners, L.P.~~, as representative of the members of the syndicate,~~ on the other hand. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable ~~by us~~, will be delivered promptly to us. If gross proceeds equal to at least the minimum of the offering range are not received, or other closing conditions are not satisfied, the offering will not close and funds will be promptly returned.

If for any reason we cannot affect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are a significant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Board of Governors of the Federal Reserve System and the Financial Industry Regulatory Authority must approve any such arrangements.

Limitations on Purchases of Shares

In addition to the purchase limitations described above under “—Subscription Offering and Subscription Rights,” “—Community Offering” and “—~~Syndicated Community~~Underwritten Public Offering” the plan of conversion provides for the following purchase limitations:

•	No individual may purchase more than $500,000 common stock (which equals 62,500 shares), subject to increase as described below.
•	Except for our employee stock ownership plan, no individual, together with any associates and no group of persons acting in concert, may purchase in all categories of the stock offering combined more than $800,000 of common stock (which equals 100,000 shares), subject to increase as described below.
•	Each subscriber must subscribe for a minimum of 25 shares.
•	Our directors and executive officers, together with their associates, may purchase in the aggregate up to 25% of the common stock sold in the offering.
•	The maximum number of shares of new United Community Bancorp common stock that may be subscribed for or purchased in all categories of the stock offering combined by any person, together with associates of, or persons acting in concert with, such person, when combined with any shares of new United Community Bancorp common stock to be received in exchange for shares of United Community Bancorp common stock may not exceed 5.0% of the total shares of new United Community Bancorp common stock outstanding upon completion of the conversion and offering (the “5% Total Limit”). However, existing stockholders of United Community Bancorp will not be required to sell any shares of United Community Bancorp common stock or be limited from receiving any shares of new United Community Bancorp common stock in exchange for their shares of United Community Bancorp common stock or have to divest themselves of any shares of new United Community Bancorp common stock received in exchange for their shares of United Community Bancorp common stock as a result of this limitation.

Subject to the Federal Reserve Board’s approval, we may increase the maximum purchase limitations to 9.99%, provided that orders for common stock exceeding 5% of the shares of common stock sold in the offering may not exceed in the aggregate 10% of the total shares of common stock sold in the offering. Even under these increased purchase limits, purchases remain subject to the 5% Total Limit described above.

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